WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2005 JUL 14 A 10:25

July 12, 2005

Mr. Paul Dudek, Chief
Office of International Corporate [redacted]
Securities and Exchange Com
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

05009718

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- The consolidated financial statements for second quarter 2005.
- Press release reports results for the second quarter 2005 and June 2005 sales.
- Report on shares repurchase for June 2005.

Sincerely,

Jorge Muñoz Lopez
Accounting Director

PROCESSED
JUL 14 2005
THOMSON
FINANCIAL

The above-mentioned material is enclosed.

dlw 7/14

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: **2** Year: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**72,300,564**	**100**	**66,428,680**	**100**
2	**CURRENT ASSETS**	**25,319,181**	**35**	**22,074,121**	**33**
3	CASH AND SHORT-TERM INVESTMENTS	11,358,764	16	9,200,553	14
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	408,071	1	390,420	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,331,818	2	1,666,919	3
6	INVENTORIES	11,794,942	16	10,363,675	16
7	OTHER CURRENT ASSETS	425,586	1	452,554	1
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**46,981,383**	**65**	**44,354,559**	**67**
13	PROPERTY	46,081,255	64	43,220,228	65
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	17,767,375	25	16,716,195	25
16	ACCUMULATED DEPRECIATION	18,196,620	25	17,111,802	26
17	CONSTRUCTION IN PROGRESS	1,329,373	2	1,529,938	2
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**24,032,647**	**100**	**21,772,428**	**100**
21	**CURRENT LIABILITIES**	**18,961,983**	**79**	**16,035,454**	**74**
22	SUPPLIERS	14,699,739	61	12,954,156	59
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,074,428	4	369,448	2
26	OTHER CURRENT LIABILITIES	3,187,816	13	2,711,850	12
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**4,915,063**	**20**	**5,608,226**	**26**
32	**OTHER LIABILITIES**	**155,601**	**1**	**128,748**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**48,267,917**	**100**	**44,656,252**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**48,267,917**	**100**	**44,656,252**	**100**
36	**CONTRIBUTED CAPITAL**	**16,642,283**	**34**	**14,867,749**	**33**
37	PAID-IN CAPITAL STOCK (NOMINAL)	8,944,690	19	6,950,522	16
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	7,654,408	16	7,732,652	17
39	PREMIUM ON SALES OF SHARES	43,185	0	184,575	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**31,625,634**	**66**	**29,788,503**	**67**
42	RETAINED EARNINGS AND CAPITAL RESERVE	37,483,994	78	34,938,981	78
43	REPURCHASE FUND OF SHARES	0	0	1,137,526	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(9,659,068)	(20)	(9,180,698)	(21)
45	NET INCOME FOR THE YEAR	3,800,708	8	2,892,694	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**11,358,764**	**100**	**9,200,553**	**100**
46	CASH	50,019	0	29,975	0
47	SHORT-TERM INVESTMENTS	11,308,745	100	9,170,578	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**18,961,983**	**100**	**16,035,454**	**100**
52	FOREING CURRENCY LIABILITIES	1,158,960	6	844,531	5
53	MEXICAN PESOS LIABILITIES	17,803,023	94	15,190,923	95
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,187,816**	**100**	**2,711,850**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,187,816	100	2,711,850	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**4,915,063**	**100**	**5,608,226**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	4,915,063	100	5,608,226	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**155,601**	**100**	**128,748**	**100**
68	RESERVES	41,241	27	40,395	31
69	OTHER LIABILITIES	114,360	73	88,353	69
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(9,659,068)**	**(100)**	**(9,180,698)**	**(100)**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(9,659,068)	(100)	(9,180,698)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	6,357,198	6,038,667
73	PENSIONS FUND AND SENIORITY PREMIUMS	194,768	174,917
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	115,456	105,365
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,381,242,335	4,429,750,832
78	REPURCHASED SHARES (*)	42,477,700	44,178,200

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**73,527,566**	**100**	**65,347,359**	**100**
2	COST OF SALES	58,007,732	79	51,739,987	79
3	**GROSS INCOME**	**15,519,834**	**21**	**13,607,372**	**21**
4	OPERATING EXPENSES	10,640,379	14	9,613,674	15
5	**OPERATING INCOME**	**4,879,455**	**7**	**3,993,698**	**6**
6	TOTAL FINANCING COST	(636,452)	(1)	(452,713)	(1)
7	**INCOME AFTER FINANCING COST**	**5,515,907**	**8**	**4,446,411**	**7**
8	OTHER FINANCIAL OPERATIONS	86,327	0	128,958	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**5,429,580**	**7**	**4,317,453**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,628,872	2	1,424,759	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**3,800,708**	**5**	**2,892,694**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,800,708**	**5**	**2,892,694**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,800,708**	**5**	**2,892,694**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,800,708**	**5**	**2,892,694**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**3,800,708**	**5**	**2,892,694**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**73,527,566**	**100**	**65,347,359**	**100**
21	DOMESTIC	73,527,566	100	65,347,359	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(636,452)**	**100**	**(452,713)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	588,919	93	364,642	81
27	EXCHANGE PROFITS	10,429	2	33,744	7
28	GAIN DUE TO MONETARY POSITION	(37,104)	(6)	(54,327)	(12)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**86,327**	**100**	**128,958**	**100**
29	OTHER NET EXPENSES (INCOME) NET	86,327	100	128,958	100
30	(PROFIT) LOSS ON SALES OF OWM SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,628,872**	**100**	**1,424,759**	**100**
32	INCOME TAX	1,664,827	102	1,142,144	80
33	DEFERRED INCOME TAX	(59,064)	(4)	270,650	19
34	WORKERS' PROFIT SHARING	23,109	1	11,965	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	149,763,833	133,867,368
39	OPERATION INCOME (**)	10,494,751	8,887,294
40	NET INCOME OF MAYORITY INTEREST(**)	8,801,968	6,632,950
41	NET CONSOLIDATED INCOME(**)	8,801,968	6,632,950

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT QUARTER
FROM APRIL THE 1st TO JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

FILE N° 82-4609

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**37,413,578**	**100**	**33,210,951**	**100**
2	COST OF SALES	29,486,159	79	26,194,695	79
3	**GROSS INCOME**	**7,927,419**	**21**	**7,016,256**	**21**
4	OPERATING EXPENSES	5,400,408	14	4,867,129	15
5	**OPERATING INCOME**	**2,527,011**	**7**	**2,149,127**	**6**
6	TOTAL FINANCING COST	(302,695)	(1)	(216,951)	(1)
7	**INCOME AFTER FINANCING COST**	**2,829,706**	**8**	**2,366,078**	**7**
8	OTHER FINANCIAL OPERATIONS	48,297	0	93,214	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,781,409**	**7**	**2,272,864**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	834,422	2	750,045	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,946,987**	**5**	**1,522,819**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,946,987**	**5**	**1,522,819**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,946,987**	**5**	**1,522,819**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,946,987**	**5**	**1,522,819**	**5**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**1,946,987**	**5**	**1,522,819**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**37,413,578**	**100**	**33,210,951**	**100**
21	DOMESTIC	37,413,578	100	33,210,951	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(302,695)**	**100**	**(216,951)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	13,424	4	0	0
26	INTEREST EARNED	317,605	105	182,151	84
27	EXCHANGE PROFITS	0	0	34,204	16
28	GAIN DUE TO MONETARY POSITION	1,486	0	(596)	0
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**48,297**	**100**	**93,214**	**100**
29	OTHER NET EXPENSES (INCOME) NET	48,297	100	93,214	100
30	(PROFIT) LOSS ON SALES OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**834,422**	**100**	**750,045**	**100**
32	INCOME TAX	777,068	93	531,535	71
33	DEFERRED INCOME TAX	45,125	5	214,532	29
34	WORKERS' PROFIT SHARING	12,229	1	3,978	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**3,800,708**	**2,892,694**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,493,694	1,573,590
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**5,294,402**	**4,466,284**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(721,491)	(2,888,252)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**4,572,911**	**1,578,032**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(2,300,797)	(2,165,096)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,300,797)**	**(2,165,096)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(2,854,366)**	**(2,685,548)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(582,252)	(3,272,612)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	11,941,016	12,473,165
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	11,358,764	9,200,553

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,493,694**	**1,573,590**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,543,165	1,311,857
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	15,312	13,603
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(64,783)	248,130
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(721,491)**	**(2,888,252)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	216,313	44,771
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	175,091	865,223
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(71,417)	(111,023)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,445,537)	(2,835,560)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	404,059	(851,663)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+DIVIDEND RECEIVED	0	0
26	+OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(2,300,797)**	**(2,165,096)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(1,771,447)	(1,685,584)
31	(-) DIVIDENDS PAID	(529,350)	(479,512)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(2,854,366)**	**(2,685,548)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,472,846)	(2,434,087)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+SALE OF TANGIBLE FIXED ASSETS	124,447	140,901
39	+ (-) OTHER ITEMS	(505,967)	(392,362)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR:**2005**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

RATIOS
CONSOLIDATED INFORMATION

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.17	%	4.43	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	18.24	%	14.85	%
3	NET INCOME TO TOTAL ASSETS (**)	12.17	%	9.99	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	6.71	%	7.23	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOMI	0.98	%	1.88	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.07	times	2.02	times
7	NET SALES TO FIXED ASSETS (**)	3.19	times	3.02	times
8	INVENTORIES ROTATION (**)	9.68	times	9.71	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1	days	1	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	33.24	%	32.78	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.50	times	0.49	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.82	%	3.88	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	6.23	times	6.15	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.34	times	1.38	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.71	times	0.73	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.05	times	1.01	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	59.90	%	57.38	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	7.20	%	6.83	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.98)	%	(4.42)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	86.63	%	90.64	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

DATA PER SHARE
CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
			Amount			Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.99		$	1.48	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	1.99		$	1.48	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	11.02		$	10.08	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.63	pesos	$	0.44	pesos
10	DIVIDEND IN SHARE PER SHARE		0.01	shares		0.01	shares
11	MARKET PRICE TO CARRYING VALUE		3.96	times		3.54	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		22.01	times		24.10	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAS TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

NOTA 1 - OTHER LIABILITIES

WITH THE PURPOSE OF MAKING QUARTERLY INFORMATION FROM THE PREVIOUS YEAR'S CONSOLIDATED FINANCIAL STATEMENT COMPARABLE, A RECLASSIFICATION OF REFERENCE S26 "OTHER CURRENT LIABILITIES" TO REFERENCE S32 "OTHER LIABILITIES" IN THE AMOUNT OF PS. 88,353 FOR LEASING OF EQUIPMENT OVER ONE YEAR.

NOTE 2 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 3 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL POSITION, THE TOTAL AMOUNT REPORTED IN THE QUARTER INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 4 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	18.93%	15.20%
3	NET INCOME TO TOTAL ASSETS	(**)	12.40%	9.93%
	ACTIVITY			
6	NET SALES TO NET ASSETS	(**)	2.11 TIMES	2.00 TIMES
7	NET SALES TO FIXED ASSETS	(**)	3.26 TIMES	3.10 TIMES

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

LEVERAGE

16	NET SALES TO TOTAL LIABILITIES	(**)	6.11 TIMES	5.79 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 5 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 6 - MEMBERSHIP INCOME

THE EARNED INCOME WILL BE PRESENTED IN THE STATEMENTS OF INCOME UNDER A SPECIFIC HEADING AFTER NET SALES. THE CURRENT SIFIC SYSTEM STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT BE PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX 11 "SALES DISTRIBUTION BY PRODUCT".

NOTE 7 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MANAGEMENT COMMENTS AND ANALYSIS OF
OPERATIONAL RESULTS AND THE COMPANY'S FINANCIAL SITUATION

FILE N°
82-4609

ANNEX 1

CONSOLIDATED
Final Printing

WALMEX TOTAL SALES FOR THE PERIOD APRIL-JUNE 2005 AMOUNTED TO $37,256 MILLION PESOS, $4,194 MILLION PESOS HIGHER THAN THE PREVIOUS YEAR, A NOMINAL GROWTH OF 17.8% AND OF 12.7% IN REAL TERMS, AFTER ADJUSTING FOR INFLATION. COMP STORES SALES GREW 9.4% IN NOMINAL TERMS AND 4.7% IN REAL TERMS COMPARED TO THE SAME PERIOD LAST YEAR.

OUR CONTINUOUS SALES GROWTH IS MAINLY DUE TO THE TRUST THAT AN EVEN GREATER NUMBER OF CUSTOMERS ARE PUTTING IN OUR VALUE ADDED AS WELL AS CONTINUOUS EFFORTS MADE TO PROVIDE AN EXCELLENT SERVICE TO EACH AND EVERY CLIENT. OUR CUSTOMER COUNT DURING THIS YEAR'S SECOND QUARTER GREW 11.7% COMPARED TO LAST YEAR, WHILE THE AVERAGE TICKET GREW 1%.

GROSS MARGIN FOR THE PERIOD APRIL-JUNE 2005 REPRESENTED 21.2% OF TOTAL REVENUES, 10 BASIS POINTS HIGHER THAN IN 2004. IN MONETARY TERMS, THE GROSS PROFIT WAS 13% HIGHER THAN IN THE PREVIOUS YEAR.

OPERATING EXPENSES REPRESENTED 14.4% OF TOTAL REVENUES, A 30 BASE-POINT DROP COMPARED TO THE PREVIOUS YEAR. OPERATING INCOME GREW 18% AND REACHED 6.8% OF TOTAL REVENUES.

EBITDA, WHEN COMPARED TO THE PREVIOUS YEAR, GREW 18% IN REAL TERMS REACHING 8.9% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME FOR THE SECOND QUARTER AMOUNTED TO $1,947 MILLION PESOS, REPRESENTING 5.2% OF TOTAL REVENUES, A 28% INCREASE OVER THE SAME PERIOD OF LAST YEAR. EARNINGS PER SHARE FOR THE LAST 12 MONTHS AMOUNTED TO $1.985; THIS IS A 34% GROWTH OVER LAST YEAR.

DURING THIS YEAR'S SECOND QUARTER WE HAVE OPENED 10 UNITS - SEVEN BODEGAS AURRERA, ONE SAM'S CLUB, ONE WAL-MART SUPERCENTER AND A RESTAURANT - REACHING 706 UNITS IN OPERATION.

AS OF JUNE 30, 2005, THE COMPANY'S CASH POSITION AMOUNTED TO $11,359 MILLION PESOS, AFTER INVESTING DURING THE FIRST SEMESTER $2,473 MILLION PESOS IN FIXED ASSETS, $1,771 MILLION PESOS TO REPURCHASE 44 MILLION SHARES AND PAYING A CASH DIVIDEND OF $529 MILLIONS.

MEXICO CITY, JULY 7, 2005

EDUARDO SOLORZANO
PRESIDENT AND CEO

FILE N°
82-4609

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED

Final Printing

1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT JUNE 30, 2005, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES ARE DESCRIBED BELOW:

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL-MART DE MEXICO, S.A. DE C.V. (WALMEX OR THE "COMPANY") AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

B. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (IMCP).

C. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

D. CASH EQUIVALENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

E. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE THEM.

F. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

G. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS USING THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

H. DEFERRED INCOME TAX IS RECOGNIZED ON BASICALLY ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE AT THE TIME THE DIFFERENCES ARE EXPECTED TO REVERSE.

CURRENT YEAR EMPLOYEE PROFIT SHARING IS CHARGED TO RESULTS OF OPERATIONS AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

I. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES IN TERMS OF MEXICAN LABOR LAW ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON INDEPENDENT ACTUARIAL COMPUTATIONS.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION IN TERMS OF MEXICAN LABOR LAW ARE CHARGED TO INCOME, IF AND WHEN THE EXPENSE IS INCURRED.

J. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO NET MONETARY ASSETS AND LIBILITIES DURING THE PERIOD.

K. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

L. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE RESTATED VALUE OF THE SHARES AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

M. SALES REVENUES ARE RECOGNIZED AT THE TIME THE MERCHANDISE IS DELIVERED TO THE CUSTOMER.

REVENUES FROM THE SALES OF SAM´S CLUB MEMBERSHIP CARDS ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP.

N. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5 ISSUED BY THE IMCP.

O. THE IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS RECOGNIZED APPLYING THE CARRYING AMOUNT OF ITS LONG-LIVED ASSETS AT THEIR PRESENT VALUE, CONSIDERING EACH OF THE COMPANY'S STORES OR RESTAURANTS AS A MINIMUM CASH GENERATING UNIT.

NOTE 2 - ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) AND OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE:

THE BALANCE OF THESE ACCOUNTS AT JUNE 30, 2005, IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 356,518.

OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE INCLUDE TAXES RECOVERY OF $1,191,882.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

MEXICAN ACCOUNTING BULLETIN B-10 SPECIFIES THAT PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

AN ANALYSIS OF THIS CAPTION IS AS FOLLOW:

DEPRECIABLE PROPERTY, PLANT AND EQUIPMENT:	
PROPERTY AND CONSTRUCTIONS ON LEASEHOLD	PS. 28,862,109
FIXTURES AND EQUIPMENT	17,767,375
SUBTOTAL	46,629,484
ACCUMULATED DEPRECIATION	(18,196,620)
DEPRECIABLE PROPERTY, PLANT AND EQUIPMENT-NET	28,432,864
NON DEPRECIABLE PROPERTY, PLANT AND EQUIPMENT:	
LAND	17,219,146
CONSTRUCTION IN PROGRESS	1,329,373
NON DEPRECIABLE PROPERTY, PLANT AND EQUIPMENT	18,548,519
TOTAL	PS. 46,981,383

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTINGENT LIABILITY:

AS OF JUNE 30, 2005, THERE ARE NOT CONTINGENT LIABILITIES.

NOTE 6 - SENIORITY PREMIUMS

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES, CONTRIBUTIONS TO THE FUND ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD, EMPLOYEES MAKE NO CONTRIBUTIONS TO THE FUND.

NOTE 7 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT	TOTAL
SHARES PLAN FUND	PS.(1,931,355)	PS.(144,624)	PS.(2,075,979)
PREMIUM ON SALE OF SHARES	768,390	1,350,774	2,119,164
PREMIUM ON SALE OF SHARES	PS.(1,162,965)	PS. 1,206,150	PS. 43,185
LEGAL RESERVE	PS. 1,514,822	PS. 1,401,837	PS. 2,916,659
RETAINED EARNINGS FROM PREVIOUS YEARS	22,872,975	11,694,360	34,567,335
RETAINED EARNINGS AND CAPITAL RESERVE	PS.24,387,797	PS.13,096,197	PS.37,483,994
NET INCOME FOR THE YEAR	PS. 3,795,675	PS. 5,033	PS. 3,800,708

NOTE 8 - REPURCHASE FUND OF SHARES:

DURING THE PERIOD COMPRISING JANUARY TO JUNE 2005, 43,977,700 SHARES WALMEX WERE PURCHASED, OF WHICH 1,500,000 SHARES WERE CANCELLED PURSUANT TO AN AGREEMENT REACHED DURING THE SHAREHOLDERS' MEETING HELD ON FEBRUARY 24, 2005. SAID REPURCHASE IMPLIED A REDUCTION OF PS. 89,396 IN THE HISTORICAL CAPITAL STOCK. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED FROM RETAINED EARNINGS.

NOTE 9 - AGREEMENTS REACHED AT THE REGULAR SHAREHOLDERS' MEETING HELD ON FEBRUARY 24, 2005:

1. AUTHORIZATION OF A MAXIMUM AMOUNT TO BE USED IN 2005 TO REPURCHASE THE COMPANY'S OWN SHARES OF PS. 6,000,000 (NOMINAL).

2. CANCELLATION OF 105,254,300 SERIES "V" SHARES DERIVED FROM THE REPURCHASE OF THE COMPANY'S OWN SHARES.

3. INCREASE IN THE LEGAL RESERVE OF PS. 268,932 (NOMINAL) THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT THOUSANDS PESOS IS PS. 270,194.

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT PS. 0.63 NOMINAL PESOS OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON THE AVERAGE CLOSING MARKET PRICE OF THE SHARE ON MARCH 15, 2005 AND THE PS. 0.63 NOMINAL PESOS PER SHARE. SUCH DIVIDEND SHALL BE PAID ON APRIL 1, 2005.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO PS. 2,752,265 (NOMINAL). SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM OF 137,613,254 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELLED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

THE SHAREHOLDERS' DEADLINE FOR DECIDING ON WHETHER TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND IN TERMS OF THE RESOLUTION ADOPTED AT THE SHAREHOLDERS' MEETING HELD ON FEBRUARY 24, 2005, EXPIRED ON MARCH 30, 2005. THE COMPANY DELIVERED 55,045,303 NEW SERIES "V" SHARES REPRESENTING AN INCREASE OF PS. 2,177,042 (NOMINAL), AND CANCELLED 82,567,951 UNSUBSCRIBED SHARES. THIS SITUATION GAVE RISE TO A DECREASE IN CAPITAL STOCK OF PS. 575,223 (NOMINAL).

BASED ON THE PRECEDING PARAGRAPH AND PER ARTICLE 112 OF THE MEXICAN CORPORATIONS ACT THAT ESTABLISHES THAT ALL OF AN ENTITY'S SHARES MUST HAVE THE SAME THEORETICAL VALUE, THE COMPANY RECOMPUTED ITS CAPITAL STOCK BY DETERMINING A FIXED MINIMUM AMOUNT OF PS. 1,081,501 (NOMINAL).

NOTE 10 - SEGMENT INFORMATION:

THE COMPANY'S SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5, FINANCIAL INFORMATION BY SEGMENT. THE "OTHERS" SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS AND REAL ESTATE TRANSACTIONS WITH THIRD PARTIES.

AN ANALYSIS OF SEGMENT INFORMATION AT JUNE 30, 2005 AND 2004 IS AS FOLLOWS:

SEGMENT	NET SALES		OPERATING INCOME	
	2005	2004	2005	2004
SELF SERVICES	PS. 68,095,981	PS. 60,114,540	PS. 4,140,867	PS. 3,293,278
OTHER	5,431,585	5,232,819	738,588	700,420
CONSOLIDATED	PS. 73,527,566	PS. 65,347,359	PS. 4,879,455	PS. 3,993,698

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED

Final Printing

COMPAY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99	881,712	11,873,302
2 SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	1,008,768
3 VIPS	RESTAURANTS	329,022	99.99	329,022	1,207,015
4 CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	411,119	99.99	540,126	1,528,063
5 REAL ESTATE	R.E. DEVELOPMENT	15,133,237	99.99	15,133,237	39,847,513
TOTAL INVESTMENT IN SUBSIDIARIES				**17,159,020**	**55,464,661**
ASSOCIATEDS					
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					
TOTAL					**55,464,661**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

STOCK EXCHANGE CODE: **WALMEX**
WAL-MART DE MEXICO. S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 5
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2005**

FILE N°
82-4609

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of $) Time Interval						Amortizacion of Credits in Foreign Currency With Foreign Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF SERVICE STORE			13,051,142	0	0	0	0	0	0	0	887,404	0	0	0	0	0
DEPARTAMENT STORE			548,834	0	0	0	0	0	0	0	42,461	0	0	0	0	0
RESTAURANTS			163,095	0	0	0	0	0	0	0	6,803	0	0	0	0	0
TOTAL SUPPLIERS			**13,763,071**	0	0	0	0	0	0	0	**936,668**	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHER CURRENT LIAB.W/O COST.			2,965,524	0	0	0	0	0	0	0	222,292	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**2,965,524**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**222,292**	**0**		**0**	**0**	**0**
		TOTAL	**16,728,595**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,158,960**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
3. POSITION IN FOREIGN EXCHANGE					
TOTAL ASSETS	**213,587**	**2,295,850**	**0**	**0**	**2,295,850**
LIABILITIES POSITION	**107,820**	**1,158,960**	**0**	**0**	**1,158,960**
SHORT TERM LIABILITIES POSITION	107,820	1,158,960	0	0	1,158,960
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**105,767**	**1,136,890**	0	0	**1,136,890**

(1) IN THE OBSERVATIONS SECTION WILL MUST SPECIFY THE CURRENCY AND THE EXCHANGE RATE

NOTES

PS. 10.7490 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	15,848,576	21,071,030	5,222,454	0.00	0
FEBRUARY	15,363,568	18,630,940	3,267,372	0.33	10,782
MARCH	14,936,683	21,092,850	6,156,167	0.45	27,703
APRIL	15,672,151	19,838,628	4,166,477	0.36	14,999
MAY	15,899,164	20,739,120	4,839,956	(0.25)	(12,100)
JUNE	15,639,524	19,989,025	4,349,501	(0.10)	(4,350)
ACTUALIZATION:					70
CAPITALIZATION:					
FOREIGN CORP.:					
OTHER					
TOTAL					37,104

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

BONDS AND MEDIUM TERM NOTES LISTING IN STOCKS MARKET (1)

ANNEX 8

CONSOLIDATED
Final printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 2 YEAR: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	795,486	100
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	484,582	100
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	807,963	100
SUPERMARKETS	GROCERIES SALES AND FRESH	77,387	100
APPAREL STORES	APPAREL AND ACCESORY SALE	229,449	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	63,197	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2005**

FILE N°
82-4609

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLY					

NOTES

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FILE N° 82-4609

DOMESTIC SALES

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NET SALES				73,212,793			
OTHER INCOME				314,773			
TOTAL				73,527,566			

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2005**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FILE N°
82-4609

CONSOLIDATED
Final Printing

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON APPLY							
TOTAL				0			

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 2 YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED
Final Printing

FILE N°
82-4609

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
V		43	529,735,340	3,851,506,995		4,381,242,335	1,081,501	7,863,189
TOTAL			**529,735,340**	**3,851,506,995**	**0**	**4,381,242,335**	**1,081,501**	**7,863,189**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,381,242,335
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
V	42,477,700	40.40461	43.68000

PROJECT'S INFORMATION
(PROJECT, AMOUNT USED AND PERCENTAGE OF PROGRESS)

FILE N° 82-4609

ANNEX 13

CONSOLIDATED
Final Printing

OUR EXPANSION PROGRAM FOR THE FOLLOWING 6 MONTHS INCLUDES THE OPENING OF 57 UNITS, HAVING 24% PROGRESS THUS FAR. AS OF JUNE 30, 2005, PS.1,757,613 HAVE BEEN USED FOR THESE UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FOREIGN CURRENCY TRANSACTIONS AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
(INFORMATION RELATED TO BULLETIN B-15)

ILE N°
2-4609

ANNEX 14

CONSOLIDATED
Final Printing

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 10.7490 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
ASSETS	US$ 213,587	PS. 2,295,850
SUPPLIERS	US$ 87,140	PS. 936,668
OTHER CURRENT LIABILITIES	US$ 20,680	PS. 222,292

DURING THE JANUARY - JUNE PERIOD, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS. 10,429 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE N°
82-4609

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

THE UNDERSIGNED SWEAR TO TELL THE TRUTH, WAL-MART DE MEXICO S.A. DE C.V. AND SUBSIDIARIES FINANCIAL INFORMATION CONTAINED AS OF SECOND QUARTER 2005 CORRESPONDIENT REPORT, IT REASONABLY REFLECTS THE SITUATION FOR THE SAME. IN ADDITION, WE HEREBY STATE THAT WE HAVE NO KNOWLEDGE OF RELEVANT DATA OMITTED OR ALTERED IN THIS QUARTERLY REPORT, NOR THAT SAID REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE SHAREHOLDERS.

EDUARDO FRANCISCO SOLORZANO MORALES
EXECUTIVE PRESIDENT AND CEO

RAFAEL MATUTE LABRADOR
EXECUTIVE VICEPRESIDENT AND CFO

MEXICO, D.F., AT JULY 7 OF 2005

FILE N°
82-4609

WAL★MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RESULTS FOR THE SECOND QUARTER 2005 AND JUNE 2005 SALES

Mexico City, July 7, 2005

Today, Wal-Mart de Mexico (WALMEX) reported financial results for the second quarter 2005. A 17.8% increase in sales over the previous year, 12.7% in real terms, once the period's inflation is accounted for, combined with a lower level of operating expenses, allowed operating income to increase 18% versus the level achieved in 2004. EBITDA for the quarter amounted to $3,321 million pesos and represented 8.9% of total revenues, a growth in real terms of 18% over last year's level.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 4.7% in real terms compared to last year's level.

Regarding results achieved by the Company, Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "The excellent results achieved during this second quarter, reflect the continuous efforts of our associates for better serving our costumers as well as for increasing productivity. I would like to highlight the 34% real increase in earnings per share for the last 12 months, which amounted to $1.985 pesos".

The main figures are:

Second Quarter (April - June)

	2005		2004		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Net Sales	37,256		33,062		13
Other Income	158		149		6
Total Revenues	37,414	100.0	33,211	100.0	13
Cost of Sales	29,486	78.8	26,195	78.9	13
Gross Profit	7,928	21.2	7,016	21.1	13
Operating Expenses	5,401	14.4	4,867	14.7	11
Operating Income	2,527	6.8	2,149	6.5	18
EBITDA	3,321	8.9	2,810	8.5	18
Net Income	1,947	5.2	1,523	4.6	28
EPS for the quarter (in pesos)	0.443		0.342		30

First Half (January - June)

	2005		2004		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Net Sales	73,213		65,053		13
Other Income	315		294		7
Total Revenues	73,528	100.0	65,347	100.0	13
Cost of Sales	58,008	78.9	51,740	79.2	12
Gross Profit	15,520	21.1	13,607	20.8	14
Operating Expenses	10,640	14.5	9,613	14.7	11
Operating Income	4,880	6.6	3,994	6.1	22
EBITDA	6,423	8.7	5,306	8.1	21
Net Income	3,801	5.2	2,893	4.4	31
EPS last 12 months (in pesos)	1.985		1.481		34

The Company's cash position as of June 30, 2005 was $11,359 million pesos, equivalent to $1,057 million dollars.

FILE N° 82-4609

June 2005 Sales:

During the month of June 2005, sales were $12,283 million pesos. This figure represents an 20.4% increase over sales reported the same month last year, and a 15.4% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 11.2%, and of 6.6% in real terms compared to the same month of 2004.

Real Growth

	June		January – June	
	2005	2004	2005	2004
Total sales growth (%)	15.4	7.9	12.5	9.8
Comparable sales growth (%)	6.6	2.0	5.0	3.4

Considering the five-week period from May 28 to July 1, 2005 that compares with the five-week period ending July 2, 2004, as well as the twenty six-week period from January 1 to July 1, 2005 and that compares with the twenty six-week period that ended July 2, 2004, sales growth was as follows:

Real Growth

	5 weeks		26 weeks	
	2005	2004	2005	2004
Total sales growth (%)	14.5	10.2	13.1	9.5
Comparable sales growth (%)	5.8	4.1	5.6	3.2

Openings during the year 2005:

During the period January-June 2005, the Company opened eight Bodegas Aurrera, two Sam's Clubs, one Wal-Mart Supercenter and two restaurants.

Installed Capacity as of June 30, 2005:

	Sales area	
FORMAT	**Sq.ft.**	**M2**
Bodega	8,562,534	795,486
Sam's Club	5,215,989	484,582
Wal-Mart Supercenter	8,696,832	807,963
Superama	832,982	77,387
Suburbia	2,469,765	229,449
	Seats	
Restaurants	63,197	

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 706 units, broken down as follows:

- 170 Bodegas Aurrera
- 63 Sam's Clubs
- 90 Wal*Mart Supercenters
- 48 Superamas
- 50 Suburbias
- 285 Restaurants, including 14 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at June 30, 2005

	June 30			
	2005		2004	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	11,358,764	Ps.	9,200,553
Accounts receivable - net		1,739,889		2,057,339
Inventories		11,794,942		10,363,675
Prepaid expenses		425,586		452,554
Total current assets		25,319,181		22,074,121
Property and equipment - net		46,981,383		44,354,559
Total assets	Ps.	72,300,564	Ps.	66,428,680
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	14,699,739	Ps.	12,954,156
Other accounts payable		4,262,244		3,081,298
Total current liabilities		18,961,983		16,035,454
Long-term other liabilities		114,360		88,353
Deferred income tax		4,915,063		5,608,226
Seniority premiums		41,241		40,395
Total liabilities		24,032,647		21,772,428
Shareholders' equity:				
Capital stock		16,599,098		14,683,174
Legal reserve		2,916,659		2,646,465
Retained earnings		38,368,043		36,322,736
Accumulated result of restatement		(9,659,068)		(9,180,698)
Premium on sale of shares		2,119,164		2,152,205
Employee stock option plan fund		(2,075,979)		(1,967,630)
Total shareholders' equity		48,267,917		44,656,252
Total liabilities and shareholders' equity	Ps.	72,300,564	Ps.	66,428,680

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos with purchasing power at June 30, 2005

	Six-month period ended June 30			
	2005		2004	
Net sales	Ps.	73,212,793	Ps.	65,052,941
Other income		314,773		294,418
Total revenues		73,527,566		65,347,359
Cost of sales		(58,007,732)		(51,739,987)
Gross profit		15,519,834		13,607,372
Operating expenses		(10,640,379)		(9,613,674)
Operating income		4,879,455		3,993,698
Comprehensive financing income:				
Financial income - net		588,919		364,642
Exchange gain		10,429		33,744
Monetary position gain		37,104		54,327
		636,452		452,713
Other expenses - net		(86,327)		(128,958)
Income before income tax and employee profit sharing		5,429,580		4,317,453
Income tax and employee profit sharing		(1,628,872)		(1,424,759)
Net income	Ps.	3,800,708	Ps.	2,892,694
Earnings per share last 12 months (in pesos)	Ps.	1.985	Ps.	1.481

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Thousands of Mexican pesos with purchasing power at June 30, 2005

	Six-month period ended June 31	
	2005	2004
Operating activities		
Net income	Ps. 3,800,708	Ps. 2,892,694
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	1,543,165	1,311,857
Seniority premiums	15,312	13,603
Deferred income tax	(64,783)	248,130
	5,294,402	4,466,284
Changes in:		
Accounts receivable	216,313	44,771
Inventories	175,091	865,223
Prepaid expenses	(71,417)	(111,023)
Accounts payable to suppliers	(1,445,537)	(2,835,560)
Other accounts payable	404,059	(851,663)
Resources provided by operating activities	4,572,911	1,578,032
Financing activities		
Repurchase of shares	(1,771,447)	(1,685,584)
Payment of dividends	(529,350)	(479,512)
Resources used in financing activities	(2,300,797)	(2,165,096)
Investing activities		
Purchase of property and equipment	(2,472,846)	(2,434,087)
Sale and retirement of property and equipment	124,447	140,901
Employee stock option plan - net	(505,967)	(392,362)
Resources used in investing activities	(2,854,366)	(2,685,548)
Decrease in cash and cash equivalents	(582,252)	(3,272,612)
Cash and cash equivalents at beginning of the period	11,941,016	12,473,165
Cash and cash equivalents at end of the period	Ps. 11,358,764	Ps. 9,200,553

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 30, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction($)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	41,971,000	4,381,749,035
30/06/2005	02020	BUY	147,100	43.66	6,422,386	ACCIV	STOCK		42,118,100	4,381,601,935
30/06/2005	02021	BUY	47,400	43.68	2,070,432	ACCIV	STOCK		42,165,500	4,381,554,535
30/06/2005	02022	BUY	36,600	43.70	1,599,420	ACCIV	STOCK		42,202,100	4,381,517,935
30/06/2005	02023	BUY	4,500	43.71	196,695	ACCIV	STOCK		42,206,600	4,381,513,435
30/06/2005	02024	BUY	47,000	43.72	2,054,840	ACCIV	STOCK		42,253,600	4,381,466,435
30/06/2005	02025	BUY	46,400	43.73	2,029,072	ACCIV	STOCK		42,300,000	4,381,420,035
30/06/2005	02026	BUY	147,700	43.75	6,461,875	ACCIV	STOCK		42,447,700	4,381,272,335
30/06/2005	02027	BUY	30,000	43.81	1,314,300	ACCIV	STOCK		42,477,700	4,381,242,335
								As of current report	42,477,700	4,381,242,335

Shareholders' equity amount	0
Capital stock amount	22,149,020

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,305,854,260	4,283,705,240

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 27, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	41,281,300	4,382,438,735
27/06/2005	02007	BUY	20,000	43.80	876,000	ACCIV	STOCK		41,301,300	4,382,418,735
27/06/2005	02008	BUY	50,000	43.86	2,193,000	ACCIV	STOCK		41,351,300	4,382,368,735
27/06/2005	02009	BUY	50,000	43.95	2,197,500	ACCIV	STOCK		41,401,300	4,382,318,735
27/06/2005	02010	BUY	200	43.99	8,798	ACCIV	STOCK		41,401,500	4,382,318,535
27/06/2005	02011	BUY	149,800	44.00	6,591,200	ACCIV	STOCK		41,551,300	4,382,168,735
27/06/2005	02012	BUY	50,000	44.10	2,205,000	ACCIV	STOCK		41,601,300	4,382,118,735
27/06/2005	02013	BUY	44,300	44.11	1,954,073	ACCIV	STOCK		41,645,600	4,382,074,435
27/06/2005	02014	BUY	52,900	44.15	2,335,535	ACCIV	STOCK		41,698,500	4,382,021,535
27/06/2005	02015	BUY	55,700	44.20	2,461,940	ACCIV	STOCK		41,754,200	4,381,965,835
27/06/2005	02016	BUY	30,000	44.24	1,327,200	ACCIV	STOCK		41,784,200	4,381,935,835
27/06/2005	02017	BUY	89,700	44.25	3,969,225	ACCIV	STOCK		41,873,900	4,381,846,135
27/06/2005	02018	BUY	75,700	44.30	3,353,510	ACCIV	STOCK		41,949,600	4,381,770,435
27/06/2005	02019	BUY	21,400	44.50	952,300	ACCIV	STOCK		41,971,000	4,381,749,035
								As of current report	41,971,000	4,381,749,035

Shareholders' equity amount	0
Capital stock amount	30,425,281

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,336,279,541	4,305,854,260

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 24, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	40,007,000	4,383,713,035
24/06/2005	01986	BUY	30,000	43.24	1,297,200	ACCIV	STOCK		40,037,000	4,383,683,035
24/06/2005	01987	BUY	36,100	43.26	1,561,686	ACCIV	STOCK		40,073,100	4,383,646,935
24/06/2005	01988	BUY	47,500	43.28	2,055,800	ACCIV	STOCK		40,120,600	4,383,599,435
24/06/2005	01989	BUY	2,500	43.29	108,225	ACCIV	STOCK		40,123,100	4,383,596,935
24/06/2005	01990	BUY	48,000	43.30	2,078,400	ACCIV	STOCK		40,171,100	4,383,548,935
24/06/2005	01991	BUY	2,400	43.34	104,016	ACCIV	STOCK		40,173,500	4,383,546,535
24/06/2005	01992	BUY	50,000	43.35	2,167,500	ACCIV	STOCK		40,223,500	4,383,496,535
24/06/2005	01993	BUY	4,000	43.38	173,520	ACCIV	STOCK		40,227,500	4,383,492,535
24/06/2005	01994	BUY	9,700	43.39	420,883	ACCIV	STOCK		40,237,200	4,383,482,835
24/06/2005	01995	BUY	388,900	43.40	16,878,260	ACCIV	STOCK		40,626,100	4,383,093,935
24/06/2005	01996	BUY	2,500	43.43	108,575	ACCIV	STOCK		40,628,600	4,383,091,435
24/06/2005	01997	BUY	5,500	43.44	238,920	ACCIV	STOCK		40,634,100	4,383,085,935
24/06/2005	01998	BUY	26,300	43.45	1,142,735	ACCIV	STOCK		40,660,400	4,383,059,635
24/06/2005	01999	BUY	333,100	43.50	14,489,850	ACCIV	STOCK		40,993,500	4,382,726,535
24/06/2005	02000	BUY	40,500	43.58	1,764,990	ACCIV	STOCK		41,034,000	4,382,686,035
24/06/2005	02001	BUY	97,300	43.60	4,242,280	ACCIV	STOCK		41,131,300	4,382,588,735
24/06/2005	02002	BUY	95,000	43.65	4,146,750	ACCIV	STOCK		41,226,300	4,382,493,735
24/06/2005	02003	BUY	2,500	43.69	109,225	ACCIV	STOCK		41,228,800	4,382,491,235
24/06/2005	02004	BUY	2,500	43.74	109,350	ACCIV	STOCK		41,231,300	4,382,488,735
24/06/2005	02005	BUY	33,000	43.79	1,445,070	ACCIV	STOCK		41,264,300	4,382,455,735
24/06/2005	02006	BUY	17,000	43.80	744,600	ACCIV	STOCK		41,281,300	4,382,438,735
								As of current report	41,281,300	4,382,438,735

Shareholders' equity amount	0
Capital stock amount	55,387,835

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,391,667,376	4,336,279,541

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 23, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	39,007,000	4,384,713,035
23/06/2005	01973	BUY	71,000	43.79	3,109,090	ACCIV	STOCK		39,078,000	4,384,642,035
23/06/2005	01974	BUY	238,700	43.80	10,455,060	ACCIV	STOCK		39,316,700	4,384,403,335
23/06/2005	01975	BUY	50,000	43.83	2,191,500	ACCIV	STOCK		39,366,700	4,384,353,335
23/06/2005	01976	BUY	45,000	43.84	1,972,800	ACCIV	STOCK		39,411,700	4,384,308,335
23/06/2005	01977	BUY	80,000	43.85	3,508,000	ACCIV	STOCK		39,491,700	4,384,228,335
23/06/2005	01978	BUY	25,000	43.86	1,096,500	ACCIV	STOCK		39,516,700	4,384,203,335
23/06/2005	01979	BUY	2,000	43.89	87,780	ACCIV	STOCK		39,518,700	4,384,201,335
23/06/2005	01980	BUY	193,500	43.90	8,494,650	ACCIV	STOCK		39,712,200	4,384,007,835
23/06/2005	01981	BUY	40,300	43.93	1,770,379	ACCIV	STOCK		39,752,500	4,383,967,535
23/06/2005	01982	BUY	94,900	43.95	4,170,855	ACCIV	STOCK		39,847,400	4,383,872,635
23/06/2005	01983	BUY	22,300	43.98	980,754	ACCIV	STOCK		39,869,700	4,383,850,335
23/06/2005	01984	BUY	87,300	44.00	3,841,200	ACCIV	STOCK		39,957,000	4,383,763,035
23/06/2005	01985	BUY	50,000	44.20	2,210,000	ACCIV	STOCK		40,007,000	4,383,713,035
								As of current report	40,007,000	4,383,713,035

Shareholders' equity amount	0
Capital stock amount	43,888,568

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,435,555,944	4,391,667,376

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 22, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	38,407,000	4,385,313,035
22/06/2005	01968	BUY	100,000	44.50	4,450,000	ACCIV	STOCK		38,507,000	4,385,213,035
22/06/2005	01969	BUY	163,400	44.60	7,287,640	ACCIV	STOCK		38,670,400	4,385,049,635
22/06/2005	01970	BUY	186,600	44.65	8,331,690	ACCIV	STOCK		38,857,000	4,384,863,035
22/06/2005	01971	BUY	2,500	44.69	111,725	ACCIV	STOCK		38,859,500	4,384,860,535
22/06/2005	01972	BUY	147,500	44.70	6,593,250	ACCIV	STOCK		39,007,000	4,384,713,035
								As of current report	39,007,000	4,384,713,035

Shareholders' equity amount	0
Capital stock amount	26,774,305

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,462,330,249	4,435,555,944

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 16, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	38,007,000	4,385,713,035
16/06/2005	01948	BUY	15,200	44.40	674,880	ACCIV	STOCK		38,022,200	4,385,697,835
16/06/2005	01949	BUY	2,000	44.45	88,900	ACCIV	STOCK		38,024,200	4,385,695,835
16/06/2005	01950	BUY	8,100	44.50	360,450	ACCIV	STOCK		38,032,300	4,385,687,735
16/06/2005	01951	BUY	15,000	44.52	667,800	ACCIV	STOCK		38,047,300	4,385,672,735
16/06/2005	01952	BUY	29,900	44.56	1,332,344	ACCIV	STOCK		38,077,200	4,385,642,835
16/06/2005	01953	BUY	20,000	44.58	891,600	ACCIV	STOCK		38,097,200	4,385,622,835
16/06/2005	01954	BUY	120,300	44.60	5,365,380	ACCIV	STOCK		38,217,500	4,385,502,535
16/06/2005	01955	BUY	14,300	44.63	638,209	ACCIV	STOCK		38,231,800	4,385,488,235
16/06/2005	01956	BUY	5,800	44.70	259,260	ACCIV	STOCK		38,237,600	4,385,482,435
16/06/2005	01957	BUY	7,800	44.71	348,738	ACCIV	STOCK		38,245,400	4,385,474,635
16/06/2005	01958	BUY	1,000	44.72	44,720	ACCIV	STOCK		38,246,400	4,385,473,635
16/06/2005	01959	BUY	9,900	44.75	443,025	ACCIV	STOCK		38,256,300	4,385,463,735
16/06/2005	01960	BUY	26,500	44.76	1,186,140	ACCIV	STOCK		38,282,800	4,385,437,235
16/06/2005	01961	BUY	14,000	44.79	627,060	ACCIV	STOCK		38,296,800	4,385,423,235
16/06/2005	01962	BUY	29,400	44.80	1,317,120	ACCIV	STOCK		38,326,200	4,385,393,835
16/06/2005	01963	BUY	2,100	44.81	94,101	ACCIV	STOCK		38,328,300	4,385,391,735
16/06/2005	01964	BUY	10,500	44.94	471,870	ACCIV	STOCK		38,338,800	4,385,381,235
16/06/2005	01965	BUY	17,200	44.95	773,140	ACCIV	STOCK		38,356,000	4,385,364,035
16/06/2005	01966	BUY	24,600	45.00	1,107,000	ACCIV	STOCK		38,380,600	4,385,339,435
16/06/2005	01967	BUY	26,400	45.10	1,190,640	ACCIV	STOCK		38,407,000	4,385,313,035
								As of current report	38,407,000	4,385,313,035

Shareholders' equity amount	0
Capital stock amount	17,882,377

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,480,212,626	4,462,330,249

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 15, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction($)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	37,147,000	4,386,573,035
15/06/2005	01929	BUY	80,000	43.40	3,472,000	ACCIV	STOCK		37,227,000	4,386,493,035
15/06/2005	01930	BUY	170,000	43.50	7,395,000	ACCIV	STOCK		37,397,000	4,386,323,035
15/06/2005	01931	BUY	27,000	43.55	1,175,850	ACCIV	STOCK		37,424,000	4,386,296,035
15/06/2005	01932	BUY	9,700	43.58	422,726	ACCIV	STOCK		37,433,700	4,386,286,335
15/06/2005	01933	BUY	17,000	43.59	741,030	ACCIV	STOCK		37,450,700	4,386,269,335
15/06/2005	01934	BUY	136,300	43.60	5,942,680	ACCIV	STOCK		37,587,000	4,386,133,035
15/06/2005	01935	BUY	11,900	43.65	519,435	ACCIV	STOCK		37,598,900	4,386,121,135
15/06/2005	01936	BUY	15,000	43.69	655,350	ACCIV	STOCK		37,613,900	4,386,106,135
15/06/2005	01937	BUY	33,100	43.70	1,446,470	ACCIV	STOCK		37,647,000	4,386,073,035
15/06/2005	01938	BUY	134,400	43.80	5,886,720	ACCIV	STOCK		37,781,400	4,385,938,635
15/06/2005	01939	BUY	10,000	43.89	438,900	ACCIV	STOCK		37,791,400	4,385,928,635
15/06/2005	01940	BUY	101,200	43.90	4,442,680	ACCIV	STOCK		37,892,600	4,385,827,435
15/06/2005	01941	BUY	9,800	43.94	430,612	ACCIV	STOCK		37,902,400	4,385,817,635
15/06/2005	01942	BUY	44,600	43.95	1,960,170	ACCIV	STOCK		37,947,000	4,385,773,035
15/06/2005	01943	BUY	16,700	43.98	734,466	ACCIV	STOCK		37,963,700	4,385,756,335
15/06/2005	01944	BUY	10,000	43.99	439,900	ACCIV	STOCK		37,973,700	4,385,746,335
15/06/2005	01945	BUY	8,300	44.00	365,200	ACCIV	STOCK		37,982,000	4,385,738,035
15/06/2005	01946	BUY	21,600	44.05	951,480	ACCIV	STOCK		38,003,600	4,385,716,435
15/06/2005	01947	BUY	3,400	44.15	150,110	ACCIV	STOCK		38,007,000	4,385,713,035
								As of current report	38,007,000	4,385,713,035

Shareholders' equity amount	0
Capital stock amount	37,570,779

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,517,783,405	4,480,212,626

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 14, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	35,847,000	4,387,873,035
14/06/2005	01912	BUY	106,800	43.80	4,677,840	ACCIV	STOCK		35,953,800	4,387,766,235
14/06/2005	01913	BUY	85,000	43.81	3,723,850	ACCIV	STOCK		36,038,800	4,387,681,235
14/06/2005	01914	BUY	32,500	43.82	1,424,150	ACCIV	STOCK		36,071,300	4,387,648,735
14/06/2005	01915	BUY	20,700	43.83	907,281	ACCIV	STOCK		36,092,000	4,387,628,035
14/06/2005	01916	BUY	5,000	43.87	219,350	ACCIV	STOCK		36,097,000	4,387,623,035
14/06/2005	01917	BUY	85,100	43.90	3,735,890	ACCIV	STOCK		36,182,100	4,387,537,935
14/06/2005	01918	BUY	10,000	43.91	439,100	ACCIV	STOCK		36,192,100	4,387,527,935
14/06/2005	01919	BUY	104,900	43.92	4,607,208	ACCIV	STOCK		36,297,000	4,387,423,035
14/06/2005	01920	BUY	50,000	44.03	2,201,500	ACCIV	STOCK		36,347,000	4,387,373,035
14/06/2005	01921	BUY	100,000	44.07	4,407,000	ACCIV	STOCK		36,447,000	4,387,273,035
14/06/2005	01922	BUY	183,600	44.10	8,096,760	ACCIV	STOCK		36,630,600	4,387,089,435
14/06/2005	01923	BUY	174,900	44.15	7,721,835	ACCIV	STOCK		36,805,500	4,386,914,535
14/06/2005	01924	BUY	15,000	44.17	662,550	ACCIV	STOCK		36,820,500	4,386,899,535
14/06/2005	01925	BUY	176,500	44.20	7,801,300	ACCIV	STOCK		36,997,000	4,386,723,035
14/06/2005	01926	BUY	30,000	44.21	1,326,300	ACCIV	STOCK		37,027,000	4,386,693,035
14/06/2005	01927	BUY	20,000	44.22	884,400	ACCIV	STOCK		37,047,000	4,386,673,035
14/06/2005	01928	BUY	100,000	44.25	4,425,000	ACCIV	STOCK		37,147,000	4,386,573,035
								As of current report	37,147,000	4,386,573,035

Shareholders' equity amount	0
Capital stock amount	57,261,314

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,575,044,719	4,517,783,405

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 13, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	35,597,000	4,388,123,035
13/06/2005	01907	BUY	50,000	43.90	2,195,000	ACCIV	STOCK		35,647,000	4,388,073,035
13/06/2005	01908	BUY	16,100	44.00	708,400	ACCIV	STOCK		35,663,100	4,388,056,935
13/06/2005	01909	BUY	12,400	44.08	546,592	ACCIV	STOCK		35,675,500	4,388,044,535
13/06/2005	01910	BUY	109,900	44.10	4,846,590	ACCIV	STOCK		35,785,400	4,387,934,635
13/06/2005	01911	BUY	61,600	44.15	2,719,640	ACCIV	STOCK		35,847,000	4,387,873,035
								As of current report	35,847,000	4,387,873,035

Shareholders' equity amount	0
Capital stock amount	11,016,222

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,586,060,941	4,575,044,719

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 10, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	35,397,000	4,388,323,035
10/06/2005	01904	BUY	25,000	43.95	1,098,750	ACCIV	STOCK		35,422,000	4,388,298,035
10/06/2005	01905	BUY	25,000	43.96	1,099,000	ACCIV	STOCK		35,447,000	4,388,273,035
10/06/2005	01906	BUY	150,000	44.00	6,600,000	ACCIV	STOCK		35,597,000	4,388,123,035
								As of current report	35,597,000	4,388,123,035

Shareholders' equity amount	0
Capital stock amount	8,797,750

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,594,858,691	4,586,060,941

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 08, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	34,497,000	4,389,223,035
08/06/2005	01891	BUY	1,900	43.25	82,175	ACCIV	STOCK		34,498,900	4,389,221,135
08/06/2005	01892	BUY	121,000	43.50	5,263,500	ACCIV	STOCK		34,619,900	4,389,100,135
08/06/2005	01893	BUY	200	43.51	8,702	ACCIV	STOCK		34,620,100	4,389,099,935
08/06/2005	01894	BUY	500	43.56	21,780	ACCIV	STOCK		34,620,600	4,389,099,435
08/06/2005	01895	BUY	93,300	43.60	4,067,880	ACCIV	STOCK		34,713,900	4,389,006,135
08/06/2005	01896	BUY	108,600	43.65	4,740,390	ACCIV	STOCK		34,822,500	4,388,897,535
08/06/2005	01897	BUY	407,000	43.70	17,785,900	ACCIV	STOCK		35,229,500	4,388,490,535
08/06/2005	01898	BUY	3,800	43.71	166,098	ACCIV	STOCK		35,233,300	4,388,486,735
08/06/2005	01899	BUY	20,000	43.75	875,000	ACCIV	STOCK		35,253,300	4,388,466,735
08/06/2005	01900	BUY	20,000	43.78	875,600	ACCIV	STOCK		35,273,300	4,388,446,735
08/06/2005	01901	BUY	42,800	43.79	1,874,212	ACCIV	STOCK		35,316,100	4,388,403,935
08/06/2005	01902	BUY	78,400	43.80	3,433,920	ACCIV	STOCK		35,394,500	4,388,325,535
08/06/2005	01903	BUY	2,500	43.91	109,775	ACCIV	STOCK		35,397,000	4,388,323,035
								As of current report	35,397,000	4,388,323,035

Shareholders' equity amount	0
Capital stock amount	39,304,932

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,634,163,623	4,594,858,691

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 07, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	33,597,000	4,390,123,035
07/06/2005	01878	BUY	37,700	43.52	1,640,704	ACCIV	STOCK		33,634,700	4,390,085,335
07/06/2005	01879	BUY	50,000	43.55	2,177,500	ACCIV	STOCK		33,684,700	4,390,035,335
07/06/2005	01880	BUY	12,300	43.60	536,280	ACCIV	STOCK		33,697,000	4,390,023,035
07/06/2005	01881	BUY	50,000	43.65	2,182,500	ACCIV	STOCK		33,747,000	4,389,973,035
07/06/2005	01882	BUY	75,000	43.70	3,277,500	ACCIV	STOCK		33,822,000	4,389,898,035
07/06/2005	01883	BUY	30,000	43.73	1,311,900	ACCIV	STOCK		33,852,000	4,389,868,035
07/06/2005	01884	BUY	51,000	43.80	2,233,800	ACCIV	STOCK		33,903,000	4,389,817,035
07/06/2005	01885	BUY	199,000	43.90	8,736,100	ACCIV	STOCK		34,102,000	4,389,618,035
07/06/2005	01886	BUY	45,000	43.99	1,979,550	ACCIV	STOCK		34,147,000	4,389,573,035
07/06/2005	01887	BUY	287,900	44.00	12,667,600	ACCIV	STOCK		34,434,900	4,389,285,135
07/06/2005	01888	BUY	50,000	44.02	2,201,000	ACCIV	STOCK		34,484,900	4,389,235,135
07/06/2005	01889	BUY	3,800	44.04	167,352	ACCIV	STOCK		34,488,700	4,389,231,335
07/06/2005	01890	BUY	8,300	44.05	365,615	ACCIV	STOCK		34,497,000	4,389,223,035
								As of current report	34,497,000	4,389,223,035

Shareholders' equity amount	0
Capital stock amount	39,477,401

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,673,641,024	4,634,163,623

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 01, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	32,879,900	4,390,840,135
01/06/2005	01856	BUY	24,900	41.35	1,029,615	ACCIV	STOCK		32,904,800	4,390,815,235
01/06/2005	01857	BUY	1,300	41.37	53,781	ACCIV	STOCK		32,906,100	4,390,813,935
01/06/2005	01858	BUY	20,000	41.40	828,000	ACCIV	STOCK		32,926,100	4,390,793,935
01/06/2005	01859	BUY	1,000	41.41	41,410	ACCIV	STOCK		32,927,100	4,390,792,935
01/06/2005	01860	BUY	5,600	41.45	232,120	ACCIV	STOCK		32,932,700	4,390,787,335
01/06/2005	01861	BUY	44,400	41.50	1,842,600	ACCIV	STOCK		32,977,100	4,390,742,935
01/06/2005	01862	BUY	2,800	41.52	116,256	ACCIV	STOCK		32,979,900	4,390,740,135
01/06/2005	01863	BUY	14,400	41.71	600,624	ACCIV	STOCK		32,994,300	4,390,725,735
01/06/2005	01864	BUY	30,000	41.75	1,252,500	ACCIV	STOCK		33,024,300	4,390,695,735
01/06/2005	01865	BUY	100	41.79	4,179	ACCIV	STOCK		33,024,400	4,390,695,635
01/06/2005	01866	BUY	50,600	41.80	2,115,080	ACCIV	STOCK		33,075,000	4,390,645,035
01/06/2005	01867	BUY	16,400	41.81	685,684	ACCIV	STOCK		33,091,400	4,390,628,635
01/06/2005	01868	BUY	500	41.82	20,910	ACCIV	STOCK		33,091,900	4,390,628,135
01/06/2005	01869	BUY	12,500	41.88	523,500	ACCIV	STOCK		33,104,400	4,390,615,635
01/06/2005	01870	BUY	5,000	41.89	209,450	ACCIV	STOCK		33,109,400	4,390,610,635
01/06/2005	01871	BUY	3,900	42.09	164,151	ACCIV	STOCK		33,113,300	4,390,606,735
01/06/2005	01872	BUY	373,100	42.10	15,707,510	ACCIV	STOCK		33,486,400	4,390,233,635
01/06/2005	01873	BUY	18,500	42.14	779,590	ACCIV	STOCK		33,504,900	4,390,215,135
01/06/2005	01874	BUY	45,000	42.20	1,899,000	ACCIV	STOCK		33,549,900	4,390,170,135
01/06/2005	01875	BUY	12,100	42.35	512,435	ACCIV	STOCK		33,562,000	4,390,158,035
01/06/2005	01876	BUY	15,000	42.39	635,850	ACCIV	STOCK		33,577,000	4,390,143,035
01/06/2005	01877	BUY	20,000	42.50	850,000	ACCIV	STOCK		33,597,000	4,390,123,035
								As of current report	33,597,000	4,390,123,035

Shareholders' equity amount	0
Capital stock amount	30,104,245

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,703,745,269	4,673,641,024

Issuer's Comments